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                            September 19, 2022

       Kenneth Hannah
       Chief Financial Officer
       Caleres, Inc.
       8300 Maryland Avenue
       St. Louis , Missouri, 63105

                                                        Re: Caleres, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2022
                                                            Filed March 28,
2022
                                                            File No. 001-02191

       Dear Mr. Hannah:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 29, 2022

       Working Capital and Cash Flow, page 35

   1.                                                   We note that your
presentation of    Operating Working Capital    adjusts current assets and
                                                        liabilities to exclude,
cash, property and equipment held for sale, borrowings under revolving credit
agreement and lease obligations. Please tell us how your presentation complies with Item
10(e)(1)(ii)(A) of Regulation S-K which generally
                                                        prohibits excluding
charges or liabilities that required or will require cash settlement from non-GAAP liquidity
measures.
 Kenneth Hannah
FirstName  LastNameKenneth Hannah
Caleres, Inc.
Comapany 19,
September   NameCaleres,
               2022      Inc.
September
Page 2     19, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing